Exhibit 99.1

New Gold Provides New Afton Mine and Consolidated
Annual Operational Outlook

February 18, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) provides its annual operational outlook for the New Afton Mine, which had been delayed due to the mud-rush incident that occurred on February 2, 2021. The Company is also providing its annual consolidated operational outlook. The operational outlook for the Rainy River Mine was previously issued on February 10, 2021. All amounts are in U.S. dollars unless otherwise indicated.

On February 2, 2021, a tragic mud-rush incident occurred at the New Afton Mine with a contract driller fatally injured. The mud-rush was localized underneath the Lift 1 cave in the isolated recovery zone area, which does not interact with other areas of the mine, including the B3 and C-Zone areas. Underground operations, as well as B3 and C-Zone development, have resumed. Underground mining activities will continue to be safely and sequentially ramped-up as we maintain our focus on the health, safety and wellbeing of our people. Surface operations were not impacted, and the mill facility is currently processing ore from the mine as well as from the surface stockpiles.

“As we continue to ramp-up underground operations at the New Afton Mine, our primary focus will remain on the health, safety and wellbeing of our people. Production will ramp-up throughout the year with first ore extraction from B3 expected in the second quarter. We expect production will be higher in the second half of the year as B3 comes online and contributes an increasing proportion of mill feed,” stated Renaud Adams, President and CEO. “Over the past number of months, the New Afton Mine has been introducing new technologies and expanding its autonomous mining fleet and will continue to leverage technology to further optimize mine and mill performance over the coming years.”

New Afton 2021 Guidance Estimates

The operational outlook for the New Afton Mine assumes that our operations will continue without any significant COVID-19-related interruptions. New Gold continues to maintain preventative measures at all our sites to protect our workforce and communities, and to mitigate the effects of COVID-19 on our operations. Any reduction or suspension of our operations due to COVID-19, could impact our ability to achieve the New Afton 2021 outlook. Please see the Cautionary Notes Regarding Forward-Looking Statements at the end of this news release.

In 2021, the Company will continue to report production on a gold equivalent (“gold eq.”) basis as well as on a per-metal basis. Cash costs and All-in Sustaining Costs (“AISC”) will be reported on a per gold eq. ounce basis. Guidance has been prepared assuming $1,800 per gold ounce, $3.50 per pound of copper and $25 per silver ounce and a foreign exchange rate of 1.28 Canadian dollars to the US dollar.

New Afton Mine 2021 Operational and Cost Guidance
Operational Estimates	2021 Guidance
Gold Produced (ounces)	52,000 – 62,000
Copper Produced (Mlbs)	56 - 66
Gold Eq. Produced (ounces)[1]	165,000 – 195,000
Cash Costs per gold eq. ounce[1,2]	$930 - $1,010
All-in Sustaining Costs per gold eq. ounce[1,2]	$1,225 - $1,325
Capital Investment & Exploration Expense Estimates	2021 Guidance
Sustaining Capital & Sustaining Leases ($M)[2]	$40 - $60
Growth Capital ($M)[2]	$80 - $110
Exploration Expense ($M)	~$12

1	Gold eq. ounces includes approximately 250,000 to 270,000 ounces of silver
2	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. For more information on these non-GAAP financial performance measures, refer to the “Non-GAAP Financial Performance Measures” section of this press release.

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New Afton Sustainability and ESG

Our key focus areas for New Afton include tailings management, energy reduction plans and Indigenous relations. In 2020, we began construction of our Thickened and Amended Tailings facility ("TAT"), which will support more efficient water management and improve long-term environmental impacts. As part of the Company's climate action plan, New Afton continues to explore options to reduce energy use on site. In 2020, New Afton was able to achieve a reduction in fossil fuel consumption and recently purchased an electric boom truck, two electric haul trucks and one electric scoop. The introduction of these vehicles is an important step in our C-Zone development and greenhouse gas reduction targets. Our relationships with surrounding Indigenous partners remain strong as we actively collaborate to improve the benefits to the surrounding areas based on mine expansion.

New Afton Operational Outlook

The mine plan for the year was adjusted following the tragic mud-rush event that occurred on February 2, 2021. Underground mining activities are safely and sequentially ramping-up as we continue to maintain our focus on the health, safety and wellbeing of our people. The adjusted plan contemplates lower tonnes mined from the recovery level, as mining operations will be limited to remote mucking activities. It is expected that mining on Lift 1, which includes the West cave, East cave and pillar recovery (“Lift 1”), will ramp-up during the first quarter and return to pre-incident mining rates in the second quarter, which is expected to be maintained over the balance of the year. It is expected that the B3 permit will be received in the latter part of the first quarter and ore extraction from the B3 zone will begin during the second quarter and ramp up over the year as more draw points are accessible. As a result of lower tonnes mined during the year, a portion of current surface stockpiles will be processed to supplement mill feed. C-Zone development will continue to be advanced as planned and the project remains on schedule.

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Gold eq. production is expected to be slightly lower than the prior year, primarily due to lower tonnes processed and lower grades as stockpiles supplement mill feed during the year, as a result of lower tonnes mined during the year.

•	Cash costs[1] per gold eq. ounce are expected to increase over the prior year as a result of lower production. Operating expense is expected to be between $820 and $900 per gold eq. ounce.
•	During the year, depreciation and depletion is expected to average between $300 and $380 per gold eq. ounce for the New Afton Mine.
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Sustaining capital[1] is expected to remain in-line with the prior year, primarily related to B3 mine development and includes approximately $10 million related to delays in capital projects experienced in 2020 and the reclassification of $10 million of deferred growth capital to sustaining capital.

•	AISC[1] are expected to increase as compared to the prior year, primarily due to higher cash costs expected for the year and lower production.
•
Growth capital[1] is expected to be higher than the prior year, in-line with plan, as C-Zone development activities increase and includes approximately $10 million due to delays in capital projects experienced in 2020.

•
The initial phase of a 10,000-metre exploration drilling program was launched in late 2020 to test the 12-kilometre potential for near surface epithermal and porphyry style mineralization on the Cherry Creek trend, located within three kilometres of the New Afton Mill. The drilling program will continue to be advanced during the year and could be expanded based on results.

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2021 New Afton Key Performance Indicators
Key Performance Indicators	2021 Estimates[1]
Tonnes mined per day	12,250 - 13,000
Tonnes milled per day	14,250 – 14, 550
Gold grade milled (g/t)	0.40 – 0.45
Gold recovery (%)	78 – 80
Copper grade milled (%)	0.65 – 0.70
Copper recovery (%)	75 - 80
B3 Development	~1,350
C-Zone Development	~4,000

1	These estimates are based on assumptions that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. See Cautionary Note Regarding Forward-Looking Statements for more details.

The adjusted mine plan considers an average daily rate of approximately 12,250 to 13,000 tonnes per day and includes mining from Lift 1, recovery level and the B3 zone.

•
The adjusted mine plan contemplates lower tonnes from the recovery level, which will be limited to remote mucking rather than manual mucking as considered in the original plan. It is expected that mining on the recovery level will average approximately 1,700 tonnes per day for the remainder of the year, approximately half of the original plan of 3,500 tonnes per day, and approximately 10-15% of the total tonnes mined for the year. The recovery level is expected to be fully exhausted in 2022.

•
It is expected that mining in Lift 1 will ramp up during the first half of the year and return to pre-incident mining rates in the second quarter that will be maintained over the balance of the year. The tonnes mined from Lift 1 represents approximately 60-65% of the total tonnes mined for the year.

•
It is expected that B3 ore extraction will start during the second quarter and ramp up during the year to reach a more sustainable rate by the fourth quarter. The tonnes mined from B3 represents approximately 20-25% of the total tonnes mined for the year.

•	The milling rate is expected to be maintained throughout the year at approximately 14,400 tonnes per day, incorporating the current surface stockpiles to supplement the lower tonnes mined.
•
During 2021, sustaining capital projects will continue to focus on advancing the development of the B3 zone. A total of approximately 1,350 metres of development are planned for the year. Lateral development completed in 2020 is sufficient to support the initiation of cave construction that positions B3 for production beginning in the second quarter of the year. Sustaining capital is expected to be generally consistent throughout the year.

•
Growth capital for the year is primarily related to the advancement of the C-Zone project, primarily focused on mine development, with a total of approximately 4,000 metres planned for the year, and construction of the TAT facility, with the commissioning of the thickener expected in the fourth quarter. Stabilization work related to the Historic Afton Tailings Facility, as well as the current tailing facilities, will continue during the year. Growth capital is expected to be generally consistent throughout the year.

2021 Consolidated Operational Outlook

The Company is providing its operational outlook for 2021 with company-wide gold eq. production expected to be consistent with the prior year that includes an approximate 22% increase in production from the Rainy River Mine, and lower production from the New Afton Mine. Consolidated cash costs are expected to be in-line with the prior year, with lower cash costs from the Rainy River Mine and higher cash costs from the New Afton Mine.  All-in Sustaining Costs (“AISC”)1 are expected to decline primarily due to lower cash costs and sustaining capital requirements at Rainy River. Growth capital is expected to increase over the prior year, primarily related to the New Afton C-Zone project development.

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New Gold Consolidated Operational Estimates

In 2021, the Company will continue to report production on a gold eq. basis as well as on a per-metal basis. Cash costs and AISC will be reported on a per gold eq. ounce basis. Guidance has been prepared assuming $1,800 per gold ounce, $3.50 per pound of copper and $25 per silver ounce and a foreign exchange rate of 1.28 Canadian dollars to the US dollar.

2021 Operational and Cost Guidance
Operational Estimates	Rainy River	New Afton	Consolidated Guidance
Gold Produced (ounces)	270,000 – 290,000	52,000 – 62,000	322,000 – 352,000
Copper Produced (Mlbs)	–	56 - 66	56 - 66
Gold Eq. Produced (ounces)[1]	275,000 – 295,000	165,000 – 195,000	440,000 – 490,000
Cash Costs per gold eq. ounce[1,2]	$715 - $795	$930 - $1,010	$810 - $890
Corporate G&A per gold eq. ounce[1]	–	–	$45 - $55
All-in Sustaining Costs per gold eq. ounce[1,2]	$1,125 - $1,225	$1,225 - $1,325	$1,230 - $1,330
Capital Investment & Exploration Expense Estimates	Rainy River	New Afton	Consolidated Guidance
Sustaining Capital & Sustaining Leases ($M)[2]	$95 - $125	$40 - $60	$135 - $185
Growth Capital ($M)[2]	$10 - $15	$80 - $110	$90 - $125
Exploration Expense ($M)	~$5	~$12	~$17
1.	Gold eq. ounces includes approximately 538,000 to 568,000 ounces of silver at Rainy River and approximately 250,000 to 270,000 ounces of silver at New Afton.
2.
These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. For more information on these non-GAAP financial performance measures, refer to the “Non-GAAP Financial Performance Measures” section of this press release.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater Project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Endnote

1.
All-in sustaining costs per gold eq. ounce, cash costs per gold ounce and per gold eq. ounce, sustaining capital & sustaining lease and growth capital are non- GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Refer to the “Non-GAAP Financial Performance Measures” section of this press release below for additional details on these non-GAAP financial performance measures.

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Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance is “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s plans for ramping up operations at New Afton; the timing of production and extent of production from the B3 zone and other area in 2021; the use of stockpiles in 2021; the Company’s production, cash costs, all-in sustaining costs, growth and sustaining capital at New Afton in 2021 and expected key performance indicators.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) prices of gold, silver, copper and certain other commodities being approximately consistent with current levels; (5) the exchange rate between the Canadian dollar and U.S. dollar, being approximately consistent with current levels; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (8) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (9) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (10) there being no new significant disruptions to the Company’s workforce at the New Afton Mine due to cases of COVID-19 (or new and more highly contagious variants thereof), or any required self-isolation requirements (due, among other things, to cross-border travel to the United States or any other country); (11) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (12) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the New Afton Mine and the systematic ramp-up of operations; and (13) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both due to cases of COVID-19 (or new and more highly contagious variants thereof), or any required self-isolation (due, among other things, to cross-border travel to the United States or any other country); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain its impact; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the timing described herein or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the timing described herein or at all; Artemis Gold Inc. not being able to make the remaining C$50 million cash payment due on August 24, 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Non-GAAP Financial Performance Measures

All-in sustaining costs (AISC) per gold eq. ounce, cash costs per gold ounce and per gold eq. ounce, sustaining capital, sustaining lease and growth capital are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess the performance of its executives.
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Cash Costs and Total Cash Costs

“Cash costs”, “cash costs per gold eq. ounce” and “total cash costs” are non-GAAP financial measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary, and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold ounce are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total cash costs per gold eq. ounce are divided by gold eq. ounces sold to arrive at a per ounce figure. Unless otherwise indicated, all total cash cost information in this news release is on a gold eq. ounce basis. Gold eq. ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold eq. ounces produced in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

All-In Sustaining Costs per Gold eq. Ounce

“All-in sustaining costs per gold eq. ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold eq. sold to arrive at a per ounce figure.

In addition to gold, the Company produces copper and silver. Gold eq. ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold eq. ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

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Sustaining Capital and Sustaining Lease

“Sustaining capital” and “sustaining lease” are non-GAAP financial measures. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital and sustaining lease are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital

“Growth capital” is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed non-GAAP performance measure disclosure in the Management’s Discussion and Analysis for the nine months ended September 30, 2020 filed at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this News Release was prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this News Release will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Technical Information

The scientific and technical information relating to the Mineral Reserves contained herein has been reviewed and approved by Andrew Croal, Director, Technical Services for the Company. The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. All other scientific and technical information in this News Release has been reviewed and approved by Mr. Eric Vinet, Vice President, General Manager, Rainy River for the Company. Mr. Croal is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Croal, Mr. Della Libera and Mr. Vinet are "Qualified Persons" for the purposes of NI 43-101. To the Company’s knowledge, each of the aforementioned persons holds less than 1% of the outstanding securities of the Company.

The estimates of Mineral Reserves and Mineral Resources discussed in this News Release may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold’s current NI 43-101 Technical Reports, which are available at www.sedar.com, contain further information regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties.

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